CBS CORPORATION

51 West 52nd Street

New York, NY 10019

                March 12, 2008

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Amendment Withdrawal Request

CBS Corporation

Post-Effective Amendment No. 1 to Registration Statement on Form S-3

(Registration No. 333-131438), filed on February 25, 2008 and March 5, 2008

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, CBS Corporation (the "Registrant") hereby applies to the Securities and Exchange Commission for consent to immediately withdraw the Registrant's Post-Effective Amendment No. 1 to its Registration Statement on Form S-3 (Registration No. 333-131438), filed on February 25, 2008 and March 5, 2008, hereinafter referred to as the “Post-Effective Amendment(s).”

The Post-Effective Amendments are being withdrawn because they were miscoded as EDGAR submission type S-3/A (on February 25, 2008) and POS AM (on March 5, 2008) instead of EDGAR submission type POSASR. The Registrant refiled the Post-Effective Amendment under the correct POSASR submission type today, March 12, 2008. No securities have been sold pursuant to the Post-Effective Amendments.

The Registrant respectfully requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawals be included in the file for the Post-Effective Amendments in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

Please forward copies of the order consenting to the withdrawal of the Post-Effective Amendments, if any, to the undersigned at CBS Corporation, 51 West 52nd Street, New York, NY 10019. Please call me at (212) 975-8979 with any questions regarding this matter.

Very truly yours,

CBS CORPORATION

By: /s/ Alissa Makower
Name:	Alissa Makower
Title:	Assistant Secretary